THIS NOTE AND THE UNITS INTO WHICH IT IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY JURISDICTION. THIS NOTE AND THE UNITS INTO WHICH IT IS CONVERTIBLE MAY NOT BE SOLD OR OTHERWISE DISPOSED OF, OR OFFERED FOR SALE OR OTHER DISPOSITION, UNLESS A REGISTRATION STATEMENT UNDER THOSE LAWS WITH RESPECT TO THIS NOTE OR UNITS IS THEN IN EFFECT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS IS THEN APPLICABLE TO THIS NOTE OR UNITS, AND UNLESS THE PROVISIONS OF SECTION 12 OF THIS NOTE ARE SATISFIED.

NOVOMOTO LLC

CONVERTIBLE PROMISSORY NOTE

Amount: __________________ Date: __________________

FOR VALUE RECEIVED, Novomoto LLC, a Wisconsin limited liability company (the "**Borrower**"), promises to pay to the ________________ (the "**Investor**"), in lawful money of the United States of America the principal amount of the loan made to the Borrower by the Investor together with interest from each date of the Investor's funding(s) of such loan amount (each a "**Loan**" and collectively, the "**Loans**") on the unpaid principal balance thereof at a rate equal to eight percent (8%) per annum ("**Base Rate**"). The Investor will generally fund each portion of the Loan within ten (10) Business Days of receipt of a written request from Borrower, however Investor is not obligated to make any advances to Borrower to the extent an Event of Default has occurred and is continuing. The unpaid principal amount of each Loan, together with any then unpaid and accrued interest thereon and any other amounts payable hereunder, shall be due and payable by written demand of the Investor (a "**Repayment Demand**") delivered on or at any time subsequent to the second (2nd) anniversary of the date set forth above (such second anniversary being referred to herein as the "**Maturity Date**"), and is not pre-payable except as provided in Section 6(d) hereof. Capitalized terms used but not defined in this Convertible Promissory Note (this "**Note**") shall have the meanings give to them in Section 1 below.

The following is a statement of the rights of the Investor and the conditions to which this Note is subject, and to which the Investor, by its acceptance of this Note, agrees:

1. **Definitions**. As used in this Note, the following capitalized terms have the following meanings:

"**Borrower**" is defined as set forth above and includes any Person which shall succeed to or assume the obligations of the Borrower under this Note.

"**Business Day**" shall mean any day, other than a Saturday or a Sunday or any other day on which banking institutions in the City of Madison, Wisconsin are authorized or obligated by law or executive order to be closed.

"**Change of Control**" means (a) a sale or other disposition of all or substantially all of the assets of the Borrower, (b) the sale, transfer or assignment (by means of a merger or other transaction) of membership interests and/or other equity of the Borrower (collectively, "Units") representing in excess of 50% of the voting power held by the Borrower's members immediately prior to such transaction excluding pursuant to a Qualified Financing or Non- Qualified Financing, or (c) the merger, combination or other reorganization of Borrower in which voting control is transferred as described in clause (b).

"**Conversion Price**" means, if at any time prior to the Maturity Date:

(1) Borrower sells Units in a Qualified Financing, an amount equal to the lesser of (a) the price per Unit received by Borrower in such Qualified Financing, less a discount of 20% (the "**Discount**"), and (b) the price per Unit equal to the quotient of (i) a pre-money valuation of $4,500,000 <u>divided</u> by (ii) the aggregate number of Units outstanding immediately prior to the initial closing of such Qualified Financing (assuming full conversion or exercise of all convertible and exercisable options and other securities then outstanding); or

(2) Borrower sells Units in a Non-Qualified Financing, an amount equal to the lesser of (a) the price per Unit received by Borrower in such Non-Qualified Financing less the Discount, and (b) the price per Unit equal to the quotient of (i) a pre-money valuation of $4,500,000 <u>divided</u> by (ii) the aggregate number of Units outstanding immediately prior to the initial closing of such Non-Qualified Financing (assuming full conversion or exercise of all convertible and exercisable options and other securities then outstanding).

"**Conversion Units**" means: (i) with respect to either a Qualified Financing or a Non-Qualified Financing, as set forth in <u>Section 6(a)</u> or <u>6(c)</u>, respectively, the securities in the Borrower having the same rights and preferences, and subject to the same restrictions, as the securities issued in connection with such financing (except, that, for the avoidance of doubt, in the event the Conversion Price is less than the price at which one Unit was sold in such financing, a new series of securities may be created and issued to Investors so long as such series is identical in all respects to the series issued in such financing except with respect to the issue price and conversion price and other correlative changes, however, in no case shall such series be junior to the security issued in the Qualified Financing and Non-Qualified Financing); (ii) with respect to a Maturity Date Conversion, as set forth in <u>Section 6(b)</u>, Maturity Date Preferred Units; and (iii) with respect to a Change of Control, as set forth in <u>Section 6(d)</u>, the Borrower's common Units.

"**Event of Default**" has the meaning given in <u>Section 4</u> hereof.

"**Maturity Date Preferred Units**" shall mean the Borrower's then most senior class of preferred membership interests or units issued and outstanding as a result of an investment in Borrower of at least $250,000 or, if no such preferred membership interests or units are issued and outstanding as of the date of a Maturity Date Conversion (as herein defined), a newly-created class of Series A Preferred Units which contains standard and customary terms for a Series A class of equity, including without limitation (i) a one times liquidation preference without any accruing dividends or distributions, (ii) broad-based weighted average anti-dilution provisions, (iii) preemptive rights to maintain a proportionate Unit of the fully diluted ownership of the Company, (iv) rights of first refusal and co-sale rights on sales by members of the Company, and (v) standard protective provisions and information rights.

"**New Investors**" means any venture capital firms, private equity firms or other institutional or individual investors.

"**Major Investor**" means a holder of one or more Notes if: (i) the aggregate Purchase Amounts of such Notes is equal to or greater than $100,000; and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act. The Company will execute a Pro Rata Rights Agreement in favor of the Major Investor, unless the Major Investor is already granted such rights in the transaction documents related to an equity financing.

"**Non-Qualified Financing**" means an equity financing by Borrower that does not constitute a Qualified Financing.

"**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Borrower to any Investor and evidenced by a note or similar instrument, now existing or hereafter arising under or pursuant to the terms of this Note, including all principal, interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Borrower hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U.S.C. Section 101 et seq.), as amended from time to time (including post- petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

"**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint Unit Borrower, a limited liability company, an unincorporated association, a joint venture or other entity or governmental authority.

"**Qualified Financing**" means the Borrower's next equity financing occurring on or before the Maturity Date, in which Borrower raises $1,000,000 or more in cash (excluding amounts received upon conversion of this Note and/or any other convertible promissory notes) through the sale and issuance of equity securities from New Investors. Notwithstanding the foregoing, a Qualified Financing shall not include an equity financing that is made for non-cash consideration.

2.   **Interest**. Interest on each Loan under this Note shall accrue from the date such loan was made to the Borrower, compound annually, and be payable upon Investor's issuance of a Repayment Demand at any time on or subsequent to the Maturity Date, or upon acceleration of the payment Obligations of Borrower in accordance with Section 5 or, if applicable, Section 6(d).

3. **Payments**. All cash payments of principal and interest hereunder shall be paid by check, wire transfer or in coin or currency which, at the time or times of payment, is the legal tender for public and private debts in the United States of America and shall be made at such place as the Investor may from time to time designate, and in the absence of such designation, then to the Investor at the address set forth below, or in the books and records of the Borrower. Payment made by check shall be deemed paid on the date the Investor receives such check; provided, however, that if such check is subsequently returned to the Investor unpaid due to insufficient funds or otherwise, the payment shall not be deemed to have been made and shall continue to bear interest until collected. If payment hereunder becomes due and payable on a day other than on a Business Day, the due date thereof shall be extended to the next succeeding Business Day.

4. **Events of Default**. The occurrence and continuance of any of the following shall constitute an "**Event of Default**" under this Note:

(a) Failure to Pay. The Borrower shall fail to pay, whether by conversion or otherwise, (i) any principal or interest payment within ten (10) Business Days of the due date hereunder, as such due date may be extended pursuant to an agreement of the Borrower and Investor in accordance with the terms hereof, or (ii) any other payment required under the terms of this Note within ten (10) Business Days of the date due; or

(b) Voluntary Bankruptcy or Insolvency Proceedings. The Borrower shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its or any of its creditors, (iii) be dissolved or liquidated, (iv) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (v) take any action for the purpose of effecting any of the foregoing; or

(c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Borrower or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Borrower or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within thirty (30) days of commencement; or

(d) Liquidation; Change of Control. The Borrower or its subsidiaries (if any), directly or indirectly, by amendment, merger, consolidation or otherwise does any of the following: (i) liquidates, dissolves or winds-up the business and affairs of the Borrower; (ii) effects any Change of Control; or (iii) effects any sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of any material asset(s) or all or substantially all the assets of the Borrower; or

(e) Breaches of Covenants. The Borrower shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note or another agreement between Borrower and Investor, and such failure, if capable of cure, shall continue for thirty (30) days following, and otherwise upon, Borrower's receipt of written notice of such failure from the Investor.

(h) Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Holder for the greater of: (i) the Principal Amount of the Note plus outstanding accrued interest; and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event a Qualified Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Preferred Units the Holder would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Units of Preferred Units by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Holder an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Qualified Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

5. **Rights of Investor upon Event of Default**. Upon the occurrence or existence of any Event of Default, immediately and without notice, all outstanding Obligations payable by the Borrower hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Interest shall accrue from and after an Event of Default at the Base Rate plus three percent (3%). In addition to the foregoing remedy, Investor may exercise any other right, power or remedy granted to it or otherwise permitted to it by law, either by suit in equity or by action at law, or both. The Investor may, by an instrument or instruments in writing, signed by the Investor at Investor's sole discretion, waive any Event of Default which has occurred and any of the consequences of such Event of Default, and, in such event, the Investor and Borrower will be restored to their respective former positions, rights and obligations hereunder.

6. **Conversion and Change of Control; Participation Right.**

(a) Automatic Conversion – Qualified Financing. Upon the consummation of a

Qualified Financing, the aggregate outstanding principal and accrued and unpaid interest on this Note automatically shall convert into a number of Conversion Units of the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price. For the avoidance of doubt, any Investor under this Note may also separately be an equity investor in such Qualified Financing.

(b) Optional Conversion – Maturity Date. If a Qualified Financing shall not have been consummated by the Maturity Date or this Note shall not have otherwise been converted into Conversion Units by the Maturity Date, on or after the Maturity Date at Investor's option the aggregate outstanding principal and accrued and unpaid interest on this Note may convert into a number of Maturity Date Preferred Units of the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the price per unit equal to the quotient of (x) a pre-money valuation of $4,500,000 divided by (y) the aggregate number of Units outstanding immediately prior to the Maturity Date or other date agreeable to the Investor and the Borrower (assuming full conversion or exercise of all convertible and exercisable options and other securities then outstanding) (a "**Maturity Date Conversion**").

(c) Optional Conversion. At any time concurrent with or within thirty (30) days after the consummation of a Non-Qualified Financing, the Investor, subject to the terms and conditions set forth herein, shall have the right to convert all, but not less than all, of the aggregate outstanding principal and accrued and unpaid interest on this Note into a number of Conversion Units in the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the Conversion Price. To exercise such option, the Investor shall deliver written notice of its election to the Borrower. Borrower shall give the Investor five (5) days' prior written notice of the Non-Qualified Financing and the proposed closing date (which notice will include all of the material terms associated with such Non-Qualified Financing).

(d) Change of Control.

(i) If the Borrower shall consummate a Change of Control prior to conversion of this Note and/or Investor's issuance of a Repayment Demand, the aggregate outstanding principal and accrued and unpaid interest on this Note automatically shall convert into a number of Conversion Units of the Borrower equal to the quotient obtained by dividing (i) the amount of such principal and interest by (ii) the price per Unit equal to the quotient of (x) a pre-money valuation of $4,500,000 divided by (y) the aggregate number of Units outstanding immediately prior to the initial closing of such Change of Control (assuming full conversion or exercise of all convertible and exercisable options and other securities then outstanding).

(ii) Notwithstanding Section 6(d)(i), in the event the Investor delivers written notice of its election to the Borrower at least five (5) Business Days prior to the closing date of the applicable Change of Control, in lieu of the automatic conversion of this Note as set forth in Section 6(d)(i), the Borrower shall pay to the

Investor an amount equal to 1.5 times (150%) the outstanding principal and interest of this Note, which amount shall be due and payable immediately upon consummation of the applicable Change of Control (it being acknowledged and agreed that such amount shall be deemed to satisfy in full all obligations of the Borrower hereunder, including, without limitation, with respect to accrued but unpaid interest, and that after the payment of such amount, this Note shall be deemed to be paid in full).

(iii) In the event Borrower effects a restructuring that does not constitute a Change of Control for the purpose is to changing the state of the Borrower's formation or incorporation, changing the Borrower's entity-type or creating a holding company the securities of which will be owned in substantially the same proportions by the persons who held the Borrower's securities immediately prior to such transaction, the surviving entity shall issue to the holder of this Note such instruments and documents as the Borrower's board of managers or directors determines necessary to most closely approximate the rights, economic benefits and other terms set forth in this Note.

(e) Conditions to Conversion. As a condition precedent (which may be waived by Borrower) to conversion of this Note as provided for in this Section 6, the Investor will be required to execute any agreements that have been or are then being executed by investors of Borrower (including, without limitation, any right of first refusal, voting and other equity holder agreements) and such other reasonable agreements prepared in connection with a conversion, Change of Control or otherwise reasonably required by Borrower in connection with a conversion or Change of Control.

(f) Participation Rights. The Borrower hereby grants to the Major Investor (or its affiliates) the right to purchase in a Qualified Financing or Non-Qualified Financing, in addition to the securities (if any) into which this Note converts, an amount equal to twenty percent (20%) of the total securities sold in such financing at the same purchase price and on the same terms as the Qualified Financing or Non-Qualified Financing (for avoidance of doubt, including, without limitation, the securities issued to the holders of this Note). If this provision is applicable, the Borrower shall give the Investor written notice of such offering of securities, describing the type of securities, the consideration and the general terms upon which the Borrower proposes to issue the same.

(g) Termination of Rights. All rights of the Investor with respect to this Note as set forth in this Section 6 shall terminate upon the issuance of the Units to Investor upon the voluntary or involuntary conversion of this Note or payment made in full to Investor pursuant to Section 6(d)(ii), whether or not this Note has been surrendered. Notwithstanding the foregoing, the Investor agrees to surrender this Note to Borrower for cancellation as soon as is practicable following conversion of this Note or payment in full pursuant to Section 6(d)(ii).

7.   **Covenants.**

(a) **Baseline Equity Terms**. In connection with any conversion of this Note, the Investor shall be entitled to the same rights of other Investors in any Qualified Financing or Non-Qualified Financing.

(b) **Compliance with Laws**. Borrower shall comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon the Borrower or upon the Borrower's property.

(c) **Affiliate Transactions**. The prior written approval of the Investor shall be required for any related party transaction or agreement between the Borrower and any of the Borrower's officers, managers, directors or equity owners (or their respective affiliates).

(d) **Use of Proceeds**. The Borrower hereby covenants and agrees that the proceeds received by the Borrower in return for the issuance of this Note shall be used for the general working capital needs of the Borrower in accordance with an annual budget approved by Investor.

(e) **Dividends**. The Borrower shall not pay dividends or make any distributions with respect to, or purchase, redeem or otherwise acquire any of its equity interests; <u>provided</u>, <u>however</u>, notwithstanding the foregoing, Borrower shall be permitted to pay reasonable salary or guaranteed payments to members of Borrower in accordance with past practice.

(f) **Survival**. The above covenants shall be incorporated into conversion investment documents or shall otherwise survive the conversion of this Note. If this Note is repaid in full and not converted into equity as set forth above, <u>Section 7(c)</u> shall survive and all other subsections shall terminate.

8.   **Representations and Warranties**. Borrower hereby represents and warrants to Investor as follows:

(a) **Organization and Standing**. The Borrower is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Wisconsin and has full power and authority to conduct its business as presently conducted and as proposed to be conducted by it and to enter into and perform this Note and to carry out the transactions contemplated by this Note.

(b) **Issuance of Note**. The issuance and delivery of this Note has been duly authorized by all necessary limited liability company action on the part of the Borrower.

(c) **Authority for Agreement**. This Note has been duly executed and delivered by the Borrower and constitutes a valid and binding obligation of the Borrower enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and similar laws affecting creditors' rights generally, and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law). The execution of and performance of the transactions contemplated by this Note and compliance with its provisions by the Borrower will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or require a consent or waiver under, its Certificate of Formation or Articles of Organization (as the same may have been amended or restated prior to the date hereof) or any indenture, lease, agreement or other instrument to which the Borrower is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to the Borrower.

(d) **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Borrower's knowledge, currently threatened in writing against the Borrower.

(e) **Intellectual Property**. No product or service marketed or sold (or proposed to be marketed or sold) by the Borrower violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. The Borrower has not received any communications alleging that the Borrower has violated, or by conducting its business, would violate any of the patents, trademarks, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person or entity. To the Borrower's knowledge, it will not be necessary to use any inventions of any of its employees or consultants made prior to their employment by the Borrower that has not otherwise been assigned to the Borrower. Each employee and consultant has assigned to the Borrower all intellectual property rights he or she owns that are used in the Borrower's business as now conducted and as presently proposed to be conducted and which are material to the business of the Borrower.

(f) **Subsidiaries**. The Borrower currently does not own or control any interest in any other limited liability company, partnership, joint venture, corporation or any other business entity.

(g) **Compliance with Laws**. The Borrower is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties.

(h) **Capitalization**. Aaron Olson and Mehrdad Arjmand are the only Members of Borrower, each controlling 50% of the Borrower's Units.

(i) **Affiliates**. There are no agreements or proposed transactions between the Borrower and any of its officers, managers, directors, consultants or employees, or, to Borrower's knowledge, any of their affiliates. The Borrower is not indebted, directly or indirectly, to any of its managers, directors, officers or employees or to their respective spouses or children or to any affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Borrower's managers, directors, officers or employees, or any members of their immediate families, or to Borrower's knowledge any affiliate of the foregoing are, directly or indirectly, indebted to the Borrower or have any (i) material commercial or familial relationship with any of the Borrower's customers, suppliers, service providers, joint venture partners, licensees, (ii) direct or indirect ownership interest in any firm or corporation with which the Borrower is affiliated or with which the Borrower has a business relationship, or (iii) financial interest in any material contract with the Borrower.

(j) **Irrevocable Proxy; SPV Reorganization**.

(1) If the Holder is not a Major Investor, the Holder hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder: a) give and receive notices and communications; b) execute any instrument or document that the Designated Lead Investor deter-mines is necessary or appropriate in the exercise of its authority under this instrument; and c) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Holder pursuant to this subsection (j) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Qualified Financing, in which case the terms of subsection (j)(2) will thereafter govern. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this subsection (j)(1)c. and subsection (j)(2) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(2) If the Holder is not a Major Investor, after the date of the final closing of an Qualified Financing, the Holder hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder: a) vote all Unit issued pursuant to the terms of this instrument as the holders of a majority of the Units of Preferred Unit vote; b) give and receive notices and communications; c) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument; and d) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Holder pursuant to this subsection (j)(2)d. are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding Units of the Unit issued pursuant to the terms

of this instrument. The CEO is an intended third-party beneficiary of this subsection (j)(2)d. and subsection (j)(3) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(3) If the Holder is not a Major Investor:

a. Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Holder's true and lawful proxy and attorney pursuant to subsection (j) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Holder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Holder otherwise exist against the Proxy. The Holder shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Holder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Holder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Holder or otherwise. The Holder acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

b. A decision, act, consent or instruction of the Proxy constitutes a decision of the Holder and is final, binding and conclusive upon the Holder. The Company, members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Holder. The Company, members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(4) The Holder hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize this instrument and any Units of the Unit issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Notes.

9. **Successors and Assigns**. Subject to the restrictions on transfer described in Sections 10 and 11 below, the rights and obligations of the Borrower and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

10. **Waiver and Amendment**. Any provision of this Note may be amended, waived or modified only upon the written consent of the Investor and the Borrower.

11. **Transfer of this Note**. With respect to any offer, sale or other disposition of any portion of this Note, the Investor shall give written notice to the Borrower describing briefly the manner thereof, together with a written opinion of the Investor's counsel, or other evidence if reasonably satisfactory to the Borrower, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Borrower shall have the right to approve or reject such transfer and if approved the Investor may sell or otherwise dispose of the portion of this Note, all in accordance with the terms of the notice delivered to the Borrower. A condition to such disposition shall be the transferee's acceptance of this Note. If a determination has been made pursuant to this Section 11 that the opinion of counsel for the Investor, or other evidence, is not reasonably satisfactory to the Borrower or Investor, the Borrower shall so notify the Investor promptly after such determination has been made.

12. **Assignment by the Borrower**. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Borrower without the prior written consent of the Investor.

13. **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, e-mailed, mailed or delivered to each party at the respective addresses of the parties as set forth on the signature pages to this Note or at such other address, e-mail or facsimile number as any party shall have furnished to the other parties in writing as set forth above. All such notices and communications will be deemed effectively given the earlier of: (i) when received; (ii) when delivered personally, (iii) one Business Day after being delivered by e-mail or facsimile (with receipt of appropriate confirmation); (iv) one Business Day after being deposited with an overnight courier service of recognized standing; or (v) four days after being deposited in the U.S. mail, first class with postage prepaid. For avoidance of doubt, fax, e-mail or other electronic communications shall be deemed to be written and written consent may be given by each such electronic means.

14. **Usury**; Business Loan. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note. The Borrower agrees that the obligations evidenced by this Note are an exempted transaction under the Truth In Lending Act, 15 U.S.C., Section 1601, et seq. Time is of the essence with respect to all obligations due under this Note.

15. **Waivers**. The Borrower expressly agrees hereby to be bound and: (i) waives and renounces any and all homestead, redemption and exemption rights and the benefit of all valuation and appraisement privileges against the indebtedness evidenced by this Note or by any extension or renewal hereof; (ii) waives presentment and demand for payment, notices of nonpayment and of dishonor, protest of dishonor, and notice of protest; (iii) waives any and all notices in connection with the delivery and acceptance hereof and all other notices in connection with the performance, default, or enforcement of the payment hereof or hereunder; (iv) waives any and all lack of diligence and delays in the enforcement of the payment hereof; (v) agrees that the liability of the Borrower shall be unconditional and without regard to the liability of any other person or entity for the payment hereof, and shall not in any manner be affected by any indulgence or forbearance granted or consented to by the Investor with respect hereto; (vi) consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Investor with respect to the payment or other provisions hereof, and to the release of any person or entity liable for the payment hereof; and (vii) consents to the addition of any and all other makers, endorsers, guarantors, and other obligors for the payment hereof, and agrees that the addition of any such makers, endorsers, guarantors or other obligors shall not affect the liability of the Borrower.

16. **Governing Law**. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Wisconsin, without regard to its conflicts of law provisions or of any other state.

17. **JURY WAIVER**. THE BORROWER AND THE INVESTOR HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER OR RELATED TO THIS NOTE OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED, OR WHICH MAY IN THE FUTURE BE DELIVERED, IN CONNECTION WITH THE FOREGOING OR ARISING FROM ANY CREDIT RELATIONSHIP EXISTING IN CONNECTION WITH THIS NOTE, AND AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. THE BORROWER HEREBY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT SITTING IN DANE COUNTY, WI FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS NOTE, WAIVES PERSONAL SERVICE OF PROCESS UPON THE BORROWER AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL RETURN RECEIPT REQUESTED AND SERVICE SO MADE WILL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT AS EVIDENCED BY THE RETURN RECEIPT.

THE BORROWER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

     18.   **Equitable Adjustment of Terms**. In the event that any provision of this Note is deemed to be invalid by reason of the operation of law, or by reason of the interpretation placed thereon by any administrative agency or any court, the Borrower and the Investor shall negotiate an equitable adjustment in the provisions of the same in order to effect, to the maximum extent permitted by law, the purpose of this Note and the validity and enforceability of the remaining provisions, or portions or applications thereof, shall not be affected thereby and shall remain in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

Investment Amount: _____

                                    COMPANY:

                                    _____

                                    _____

                                    Name: _____

                                    Title: _____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

                                    _____

By: _____   By: _____

                                    Name: _____

                                    Title: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited